`UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number:

ATLANTA GOLD INC.

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On February 26, 2008, Atlanta Gold Inc. issued a press release “ATLANTA GOLD COMPLETES $SECOND TRANCHE OF 5.6 MILLION FINANCING AND OPENS NEW ATLANTA PROJECT OFFICE IN BOISE, IDAHO” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

Title:   President and CEO

Date:  February 26, 2008.

NEWS RELEASE

February 26, 2008

Atlanta Gold Completes Second Tranche of C$5.6 million Financing and Opens New Atlanta Project Office in Boise, Idaho

Toronto, Ontario – Atlanta Gold Inc. (TSX: ATG) announced that it has completed the second tranche of its C$5.6 million non-brokered private placement offering of common shares at C$0.61 per share, previously announced on February 5, 2008. The second tranche of 807,802 common shares at a price of C$0.61 per share, for aggregate gross proceeds of C$492,759 was completed on February 25th, following the initial closing on February 5th which raised gross proceeds of C$4,507,078. Completion of the remaining C$600,000 of the private placement is subject to disinterested shareholder approval which will be sought at the Annual and Special Meeting of Shareholders scheduled for April 24, 2008. The Company will use the net proceeds from the offering to explore and develop its Atlanta gold property (“Atlanta”) located in Idaho, U.S.A. and for working capital purposes.

New Atlanta Project Office

Effective March 1, 2008, the Company will consolidate its engineering, permitting and administrative offices into one office in Boise, Idaho. The new office will provide greater cost efficiency and access to a skilled workforce as the Atlanta project advances toward production. The Boise office will also provide ready access to the project as well as the airport, city centre, highways and other community services.

The new office location is Suite 101, 2417 Bank Drive, Boise, Idaho 83705-2570.

About the Company

Atlanta Gold Inc. (TSX: ATG) holds through its 100% owned subsidiary, Atlanta Gold Corporation, a 100% interest in the Atlanta property which comprises 1,891 acres and is located 65 miles east of Boise, in Elmore County, Idaho. Atlanta is in a historic mining district and is therefore suitable for development of new mining projects.

The Company is focused on advancing its core asset, Atlanta, towards mine development and production and on acquiring, exploring and developing other attractive gold projects.

For further information contact:

Bill Baird

President and CEO

Telephone: (416) 777-0013; Fax: (416) 777-0014

E-mail: info@atgoldinc.com